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[VIVENDI UNIVERSAL LOGO]


                  Vivendi Universal: July 1, 2003 Board Meeting

Paris, July 1, 2003 - The Vivendi Universal (Paris Bourse: EX FP; NYSE:V) Board of Directors met today and expressed its satisfaction with the actions carried out to strengthen the company's cash position and extend its debt maturity. At June 30, 2003, the targets for cash and debt levels have all been met and the situation of the main business units, in particular VUE and Cegetel, is highly satisfactory.

The Board also reviewed the current progress made on the projected sales or IPO of VUE.

After two months of work, the process is moving at a sustained pace and a very significant competition has arisen. All potential acquirers or partners for VUE have made a first proposal with various parameters, valuations and other conditions as expected. In-depth negotiations will now be pursued with selected bidders.

In addition, the Board of Directors confirmed that Vivendi Universal would examine all available legal actions, both in France and the United States, to void Jean-Marie Messier's so-called termination agreement.

Important Disclaimer
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that certain disposals will not be finalized; that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, sales and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the French Commission des Operations de Bourse and with the U.S. Securities and Exchange Commission (at <www.sec.gov>) or directly from Vivendi Universal.

Contact:

     Media                                           Investor Relations
     Paris                                           Paris
     Antoine Lefort                                  Daniel Scolan
     +33 (0) 1 71 71 11 80                           +33 (0) 171 71 32 91
     Agnes Vetillart                                 Laurence Daniel
     +33 (0) 1 71 71 30 82                           +33 (0) 1 71 71 12 33
     Alain Delrieu
     +33 (0) 1 71 71 10 86                           New York
                                                     Eileen McLaughlin
     New York                                        +(1) 212.572.8961
     Anita Larsen
     +(1) 212.572.1118